Exhibit 99.1

Draganfly’s First Medical Response Drone Now Deployed in Ukraine

Draganfly has successfully completed deployment and training of its first Medical Response Drone to Revived Soldiers Ukraine

Los Angeles, CA. May 3, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly’’ or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today that the Company, in partnership with Coldchain Delivery Systems, LLC (“Coldchain Delivery Systems”), has successfully completed deployment and training of its first Medical Response Drone to Revived Soldiers Ukraine (“RSU”).

Draganfly’s initial Medical Response Drone was received by Iryna Vashchuk Discipio, President of RSU, and members of her staff, including pilots, at a facility in Poland on May 1, 2022. The drone was then transported to Ukraine, where the Company’s experienced pilots conducted virtual training with RSU’s drone operators.

Draganfly’s Medical Response Drone is equipped with the Company’s temperature-managed Medical Response Payload Box, which can transport up to 35 pounds of temperature-sensitive medical supplies, including blood, pharmaceuticals, insulin/medicines, vaccines, water, and wound care kits. The innovative payload system on this type of drone ensures ease of access when top mounted and effective quick-release operations when bottom mounted.

“The crisis across Ukraine continues to create challenging conditions for emergency crews trying to provide aid to those in need. Our Medical Response Drone and subsequent drone solutions will help RSU effectively access hotspots and deliver crucial medical supplies and equipment to affected Ukrainians,” said Cameron Chell, CEO of Draganfly.

“Getting Draganfly’s Medical Response Drone to RSU is a major achievement,” said Wayne Williams, Founder and Executive Director of Coldchain Delivery Systems. “The situation in Ukraine continues to change rapidly. Draganfly’s Medical Response Drones will help ensure the timely delivery of temperature-sensitive medical supplies and life-saving equipment to dangerous and hard-to-reach areas.”

“To save lives, high-tech solutions like Draganfly’s Medical Response Drone are crucial,” said Iryna Vashchuk Discipio, President of RSU. “Donations, training, deliveries, and help from philanthropic partners like DroneAid (DroneAid.co) and its chair Riaz Mamdani will help us effectively scale up our humanitarian aid operations in Ukraine.”

Draganfly recently announced that it received an order for its Medical Response and Search and Rescue Drones from Coldchain Delivery Systems for immediate deployment with RSU. The Company will provide an initial combined total of 10 North American-made Medical Response and Search and Rescue Drones.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Revived Soldiers Ukraine

Revived Soldiers Ukraine is a non-profit organization dedicated to providing aid to the people of Ukraine in support of their fundamental human rights and medical rehabilitation of Ukrainian soldiers.

With the help of committed supporters, the organization can continue to assist families and soldiers in Ukraine. We retain the right to use no more than 10% of the funds for operational costs.

For more information, visit https://www.rsukraine.org/.

Media Contact:

info@rsukraine.org

About Coldchain Delivery Systems

Coldchain Delivery Systems is the leader in time and temperature-sensitive medical material management integrating proven systems with the documentation fundamental to accreditation and effective Quality Control Systems. Coldchain Delivery Systems’ remote monitoring system, pre-qualified thermal shippers, inventory control, fulfillment, and QAQC solutions ensure the Integrity and Security of its client’s product.

For more information, visit https://coldchain-tech.com/.

About DroneAid: Ukraine

DroneAid: Ukraine is a North American campaign to raise funds for Revived Soldiers of Ukraine so that they may acquire life-saving medical response and search and rescue drones and materials.

For more information, please visit: www.droneaid.co

Media Contact

Daorcey Le Bray

Email: dlebray@strategicgroup.ca

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the effectiveness and deployment of the Company’s Medical Response Drones. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.